Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at (millions of Canadian dollars)	Notes	June 30, 2017	December 31, 2016
Assets
Current assets
Accounts receivable		$39.3	$44.3
Prepaid expenses and other		10.6	7.0
Derivative contracts	9	—	1.1
		49.9	52.4
Non-current assets
Deferred income tax asset		711.5	711.5
Exploration and evaluation assets		14.1	14.1
Property, plant and equipment	5	2,332.6	2,388.9
Investments in joint ventures	6	101.6	107.7
Goodwill		100.3	100.3
		3,260.1	3,322.5
Total assets		$3,310.0	$3,374.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$135.3	$131.0
Taxes payable		3.7	3.7
Derivative contracts	9	10.3	—
Current portion of provisions	10	18.0	16.0
Current portion of long-term debt	7	1,184.4	1,272.3
		1,351.7	1,423.0
Non-current liabilities
Long-term debt	7	1,167.7	1,106.8
Related party loans		—	—
Long-term liability	11	57.2	66.0
Non-current provisions	10	680.9	675.1
		1,905.8	1,847.9
Total liabilities		$3,257.5	$3,270.9
Shareholder's equity
Shareholder's capital		4,593.3	4,593.3
Contributed surplus	16	11.3	5.5
Deficit		(4,552.1)	(4,494.8)
Total shareholder's equity		52.5	104.0
Total liabilities and shareholder's equity		$3,310.0	$3,374.9

Commitments [Note 17]
Subsequent Event [Note 7 and 9]

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	Notes	2017	2016	2017	2016

Petroleum and natural gas sales		$80.5	$82.8	$166.0	$153.0
Royalties		(11.2)	(10.1)	(19.5)	(15.9)
Revenues		69.3	72.7	146.5	137.1

Expenses
Operating		38.5	46.2	79.8	96.7
Transportation and marketing		2.5	1.0	5.5	2.4
General and administrative		9.7	13.8	19.7	29.1
Depletion, depreciation and amortization	5	52.4	66.7	90.9	141.6
Exploration and evaluation		—	—	—	2.1
Loss from joint ventures	6	6.8	10.6	10.7	29.1
Gains on disposition of assets	5	(1.3)	(17.7)	(1.0)	(17.3)
Finance costs	12	25.3	37.0	50.2	75.7
Derivative contract losses	9	9.9	6.0	11.1	7.2
Foreign exchange loss (gain)	13	(46.7)	10.9	(61.4)	(114.6)
Gain on senior notes exchange		—	(36.1)	—	(36.1)
Gain on onerous contract	10	(1.3)	—	(1.7)	—
Loss before income tax		(26.5)	(65.7)	(57.3)	(78.8)
Income tax recovery		—	—	—	—
Net loss		$(26.5)	$(65.7)	$(57.3)	$(78.8)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Loss on designated cash flow hedges, net of tax	15	—	(0.9)	—	(0.9)
Comprehensive loss		$(26.5)	$(66.6)	(57.3)	$(79.7)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIENCY) (UNAUDITED)

(millions of Canadian dollars)	Notes	Shareholder's Capital	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss) ("AOCI")	Total Shareholder's Equity (Deficiency)
Balance at December 31, 2015		$3,860.8	$10.5	$(4,146.6)	$—	$(275.3)
Losses on derivatives designated as cash flow hedges, net of tax	15	—	—	—	(0.9)	(0.9)
Net loss		—	—	(78.8)	—	(78.8)
Balance at June 30, 2016		$3,860.8	$10.5	$(4,225.4)	$(0.9)	$(355.0)

Balance at December 31, 2016		$4,593.3	$5.5	$(4,494.8)	$—	$104.0
Shareholder contribution	16	—	5.8	—	—	5.8
Net loss		—	—	(57.3)	—	(57.3)
Balance at June 30, 2017		$4,593.3	$11.3	$(4,552.1)	$—	$52.5

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six months ended June 30
(millions of Canadian dollars)	Notes	2017	2016
Cash provided by (used in)
Operating Activities
Net loss		$(57.3)	$(78.8)
Items not requiring cash
Loss from joint ventures	6	10.7	29.1
Depletion, depreciation and amortization	5	90.9	141.6
Non-cash finance costs		11.7	31.2
Unrealized loss on derivative contracts	9	11.9	6.4
Unrealized gain on foreign exchange	13	(62.5)	(105.7)
Non-cash exploration and evaluation costs		—	2.1
Gain on disposition of assets	5	(1.0)	(17.3)
Gain on senior notes exchange		—	(36.1)
Gain on onerous contract	10	(1.7)	—
Other non-cash items		(5.6)	1.3
Settlement of decommissioning and environmental remediation liabilities	10	(2.4)	(3.5)
Change in non-cash working capital	14	6.7	(10.2)
Cash from operating activities		$1.4	$(39.9)

Financing Activities
Credit facility (repayment), net	7	(465.8)	(38.9)
Borrowings from term loan, net of issue costs	7	499.2	—
Senior notes exchange costs		—	(4.9)
Borrowings from related party loans		—	66.8
Capital contribution	16	5.8	—
Change in non-cash working capital	14	(5.8)	—
Cash from financing activities		$33.4	$23.0

Investing Activities
Additions to property, plant and equipment	5	(24.7)	(2.1)
Additions to exploration and evaluation assets		—	(0.8)
Property dispositions (acquisitions), net		0.5	68.6
Investment in joint ventures	6	(20.4)	(40.0)
Distributions received from joint ventures	6	16.0	9.5
Change in non-cash working capital	14	(6.2)	(18.3)
Cash used in investing activities		$(34.8)	$16.9

Change in cash		—	—
Cash, at beginning of the period		—	—
Cash, at end of the period		$—	$—

Interest paid		$38.5	$38.0

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Tabular amounts in millions of Canadian dollars unless otherwise indicated) (unaudited)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. ("Harvest", "HOC" or the "Company") is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments; Conventional and Oil Sands. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation ("KNOC"). The Company is incorporated and domiciled in Canada. Harvest's principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standard ("IAS") 34 – "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These financial statements are condensed as they do not include all of the information required by IFRS for annual financial statements and therefore should be read in conjunction with Harvest's audited consolidated financial statements for the year ended December 31, 2016.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on August 8, 2017.

Basis of Measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency
In these condensed interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company's functional currency. All references to US$ are to United States dollars.

Use of Estimates and Judgment
Significant estimates and judgment used in the preparation of the financial statements are described in note 5 of the annual Consolidated Financial Statements as at and for the year ended December 31, 2016. There have been no significant changes to the use of estimates or judgments since December 31, 2016.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company's annual Consolidated Financial Statements as at and for the year ended December 31, 2016.

On May 28, 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers", which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. In April 2016, the IASB issued its final amendments that provide new examples and clarification on how the principles should be applied. The standard supersedes IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. IFRS 15 will be effective for annual periods beginning January 1, 2018. Application of the standard is mandatory and early adoption is permitted. IFRS 15 will be applied by Harvest on January 1, 2018. The Company has created a project plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements, as well as the impact that adoption of the standard will have on disclosure.

On July 24, 2014, the IASB issued IFRS 9 "Financial Instruments" to replace IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest has created a plan and is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.
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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In January 2016, the IASB issued IFRS 16 "Leases" to replace IAS 17 "Leases". IFRS 16 requires lessees to recognize most leases on the statement of financial position using a single recognition and measurement model. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. IFRS 16 will be applied by Harvest on January 1, 2019 and the Company is currently evaluating the impact on its consolidated financial statements.

4.	Segment Information

Harvest's operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest's chief operating decision makers. The Company's reportable segments are:

•	Conventional, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•
Oil Sands, which is the BlackGold oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. During 2017, Harvest plans to complete sanctioning and re-commence commissioning activities. Commencement of steam injection depends on a number of factors including the bitumen price environment.

	Three months ended June 30
	Conventional		Oil Sands		Total
	2017	2016	2017	2016	2017	2016
Petroleum and natural gas sales	$80.5	$82.8	$—	$—	$80.5	$82.8
Royalties	(11.2)	(10.1)	—	—	(11.2)	(10.1)
Revenues	69.3	72.7	—		69.3	72.7

Expenses
Operating	35.5	44.2	3.0	2.0	38.5	46.2
Transportation and marketing	2.5	1.0	—	—	2.5	1.0
General and administrative	9.3	13.3	0.4	0.5	9.7	13.8
Depletion, depreciation and amortization	52.3	66.6	0.1	0.1	52.4	66.7
Gains on disposition of assets	(1.3)	(17.7)	—	—	(1.3)	(17.7)
Derivative contracts losses	9.9	6.0	—	—	9.9	6.0
Gain on onerous contract	(1.3)	—	—	—	(1.3)	—
Loss from joint ventures	6.8	10.6	—	—	6.8	10.6
Operating/Pre-operating loss	$(44.4)	$(51.3)	$(3.5)	$(2.6)	$(47.9)	$(53.9)

Finance costs					25.3	37.0
Foreign exchange gains					(46.7)	10.9
Gain on senior notes exchange					—	(36.1)
Net Loss					$(26.5)	$(65.7)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30
	Conventional		Oil Sands		Total
	2017	2016	2017	2016	2017	2016
Petroleum and natural gas sales	$166.0	$153.0	$—	$—	$166.0	$153.0
Royalties	(19.5)	(15.9)	—	—	(19.5)	(15.9)
Revenues	146.5	137.1	—	—	146.5	137.1

Expenses
Operating	74.1	90.9	5.7	5.8	79.8	96.7
Transportation and marketing	5.5	2.4	—	—	5.5	2.4
General and administrative	18.8	28.0	0.9	1.1	19.7	29.1
Depletion, depreciation and amortization	90.6	141.3	0.3	0.3	90.9	141.6
Exploration and evaluation	—	2.1	—	—	—	2.1
Gains on disposition of assets	(1.0)	(17.3)	—	—	(1.0)	(17.3)
Derivative contract losses	11.1	7.2	—	—	11.1	7.2
Gain on onerous contract	(1.7)	—	—	—	(1.7)	—
Loss from joint ventures	10.7	29.1	—	—	10.7	29.1
Operating/Pre-operating loss	$(61.6)	$(146.6)	$(6.9)	$(7.2)	$(68.5)	$(153.8)

Finance costs					50.2	75.7
Foreign exchange gains					(61.4)	(114.6)
Gain on senior notes exchange					—	(36.1)
Net loss					$(57.3)	$(78.8)

	Three months ended June 30
	Conventional		Oil Sands		Total
Capital Additions	2017	2016	2017	2016	2017	2016
Additions to PP&E	$4.9	$(0.1)	$0.1	$0.1	$5.0	$—
Additions to E&E	—	0.8	—	—	—	0.8
PP&E & E&E acquisitions, net of dispositions	0.2	(134.3)	—	—	0.2	(134.3)
Net capital additions (disposals)	$5.1	$(133.6)	$0.1	$0.1	$5.2	$(133.5)

	Six months ended June 30
	Conventional		Oil Sands		Total
Capital Additions	2017	2016	2017	2016	2017	2016
Additions to PP&E	$24.5	$2.0	$0.2	$0.1	$24.7	$2.1
Additions to E&E	—	0.8	—	—	—	0.8
PP&E & E&E acquisitions, net of dispositions	0.2	(138.8)	—	—	0.2	(138.8)
Net capital additions (disposals)	$24.7	$(136.0)	$0.2	$0.1	$24.9	$(135.9)

	Investments in Joint Ventures	PP&E	E&	E	Goodwill	Total Assets
December 31, 2016
Conventional	$107.7	$1,380.1	$14.1		$100.3	$2,366.0
Oil Sands	—	1,008.8	—		—	1,008.9
Total	$107.7	$2,388.9	$14.1		$100.3	$3,374.9

June 30, 2017
Conventional	$101.6	$1,319.9	$14.1		$100.3	$2,297.2
Oil Sands	—	1,012.7	—		—	1,012.8
Total	$101.6	$2,332.6	$14.1		$100.3	$3,310.0

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5.	Property, Plant and Equipment ("PP&E")

	Conventional	Oil Sands	Total
Cost:
As at December 31, 2016	$4,899.7	$1,501.0	$6,400.7
Additions	24.5	0.2	24.7
Acquisitions, net of disposals	0.2	—	0.2
Change in decommissioning liabilities	5.7	4.0	9.7
As at June 30, 2017	$4,930.1	$1,505.2	$6,435.3

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2016	$3,519.6	$492.2	$4,011.8
Depreciation, depletion and amortization	90.6	0.3	90.9
As at June 30, 2017	$3,610.2	$492.5	$4,102.7

Net Book Value:
As at December 31, 2016	$1,380.1	$1,008.8	$2,388.9
As at June 30, 2017	$1,319.9	$1,012.7	$2,332.6

General and administrative costs directly attributable to PP&E addition activities of $1.0 million and $2.1 million have been capitalized during the three and six months ended June 30, 2017, respectively (2016 – $0.7 million and $1.2 million). No borrowing costs relating to the development of Oil Sands assets have been capitalized within PP&E during the three and six months ended June 30, 2017 (2016 – $nil).

At June 30, 2017, the Oil Sands assets of $1.0 billion (December 31, 2016 – $1.0 billion) were excluded from the asset base subject to depreciation, depletion and amortization. In early 2015, the Oil Sands central processing facility was substantially completed, however, no depletion expense was incurred for the three and six months ended June 30, 2017, as Harvest uses the unit-of-production method and the Oil Sands assets currently have no production.

During the three and six months ended June 30, 2017, Harvest recognized gains on disposals of non-core assets of $1.3 million and $1.0 million, respectively (2016 - $17.7 million and $17.3 million), relating to the de-recognition of PP&E and decommissioning liabilities.

6.	Investment in Joint Ventures

	June 30, 2017	Ownership Interest	December 31, 2016	Ownership Interest
Deep Basin Partnership ("DBP")	$42.0	82.52%	$45.0	82.32%
HK MS Partnership ("HKMS")	59.6	70.28%	62.7	70.23%
Investments in joint ventures	$101.6		$107.7

	DBP	HKMS	Total
Balance as at December 31, 2016	$45.0	$62.7	$107.7
Additional investments	20.2	0.2	20.4
Share of income (losses)	(15.7)	5.0	(10.7)
Distributions	(7.5)	(8.3)	(15.8)
Balance as at June 30, 2017	$42.0	$59.6	$101.6

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	June 30, 2017		December 31, 2016
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$—	$—	$0.1	$—
Other current assets	29.8	14.8	25.5	14.4
Total current assets	$29.8	$14.8	$25.6	$14.4
Non-current assets	167.8	97.8	184.9	98.4
Total assets(1)	$197.6	$112.6	$210.5	$112.8

Current liabilities	$17.4	$2.1	$27.3	$1.2
Non-current financial liabilities	135.4	104.8	135.6	107.1
Other non-current liabilities	5.1	4.8	4.9	4.4
Total liabilities(1)	$157.9	$111.7	$167.8	$112.7

Net assets(1)	$39.7	$0.9	$42.7	$0.1
(1)	Balances represent 100% share of DBP and HKMS

	Three months ended June 30
	2017		2016
	DBP	HKMS	DBP	HKMS
Revenues	$15.7	$7.7	$6.6	$6.1
Depletion, depreciation and amortization	(12.0)	(0.9)	(10.3)	(0.9)
Operating expenses and other	(12.3)	(1.6)	(8.4)	(0.5)
Finance costs	(0.7)	(4.8)	(0.7)	(4.9)
Net income (loss)(1)	$(9.3)	$0.4	$(12.8)	$(0.2)
(1)	Balances represent 100% share of DBP and HKMS

	Six months ended June 30
	2017		2016
	DBP	HKMS	DBP	HKMS
Revenues	$33.1	$14.7	$14.2	$12.2
Impairment	—	—	(1.4)	—
Depletion, depreciation and amortization	(25.0)	(1.7)	(19.7)	(1.7)
Operating expenses and other	(22.4)	(2.6)	(15.5)	(0.9)
Loss on disposition of assets	—	—	(9.8)	—
Finance costs	(1.4)	(9.6)	(1.4)	(9.8)
Net income (loss)(1)	$(15.7)	$0.8	$(33.6)	$(0.2)
(1)	Balances represent 100% share of DBP and HKMS

The following table summarizes 100% of DBP's contractual obligations and estimated commitments as at June 30, 2017:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$—	$—	$—	$156.0	$156.0
Firm processing commitment	23.2	46.4	46.4	42.5	158.5
Decommissioning and environmental liabilities(1)	—	0.2	0.1	12.3	12.6
Total	$23.2	$46.6	$46.5	$210.8	$327.1
(1)	Represents the undiscounted obligation by period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017, Harvest's top-up obligation related to the preferred distribution liability payments was estimated as $6.4 million (December 31, 2016 - $6.7 million), using a discount rate of 13% (December 31, 2016 - 10%). This top-up obligation has been included in the derivative contract losses in the statement of comprehensive loss and in the long-term liability at June 30, 2017 (see note 11 – Long-Term Liability). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs).  The cash flow forecast is based on management's internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. There have been no changes to significant inputs of this calculation since December 31, 2016.

The following table summarizes 100% of HKMS's contractual obligations and estimated commitments as at June 30, 2017:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$13.8	$13.8
Total	$—	$—	$—	$13.8	$13.8
(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership
As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the three and six months ended June 30, 2017, Harvest charged DBP a marketing fee of $0.2 million and $0.4 million, respectively (2016 - $0.1 million and $0.2 million) and general and administrative expenses of $0.2 million and $0.3 million, respectively (2016 - $0.1 million and $0.4 million). As at June 30, 2017, $15.4 million remains outstanding to DBP from Harvest (December 31, 2016 - $14.2 million).

HKMS Partnership
Harvest charged HKMS general and administrative expenses of $0.1 million for the three and six months ended June 30, 2017 (2016 - $0.1 million for both periods). As at June 30, 2017, $1.1 million remains outstanding from Harvest to HKMS (December 31, 2016 - $2.1 million outstanding to HKMS from Harvest).

7.	Long-Term Debt

	June 30, 2017	December 31, 2016
Credit Facility(1)	$414.6	$892.6
Term Loan(2)	499.3	—
6⅞% senior notes due 2017 (US$282.5 million)	367.9	$379.7
2⅛% senior notes due 2018 (US$630 million)	816.5	844.2
2⅓% senior notes due 2021 (US$195.8 million)	253.8	262.6
Long-term debt outstanding	$2,352.1	$2,379.1
Less current portion	(1,184.4)	(1,272.3)
Long-term debt	$1,167.7	$1,106.8
(1)	Net of deferred finance costs of $1.1 million at June 30, 2017 (December 31, 2016 - $0.9 million).
(2)	Net of deferred finance costs of $0.7 million.
(3)	As at June 30, 2017 the 6⅞% and 2⅛%senior notes were classified as current liabilities (December 31, 2016 - 6⅞% senior notes and the credit facility).

On February 17, 2017, Harvest entered into an agreement with a Korean based bank that allowed Harvest to borrow $500 million through a three year term loan, at a fixed rate of 2.27% per annum. Interest is paid semi-annually in February and August and the loan matures on February 24, 2020. This term loan is guaranteed by KNOC and contains no financial covenants. A guarantee fee of 37 basis points per annum payable semi-annually on the principal balance is payable to KNOC. On February 24, 2017 the loan was fully drawn. Proceeds from this term loan were used to re-pay the credit facility.
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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On February 24, 2017, Harvest replaced its $1 billion revolving credit facility due April 30, 2017, with a new three year $500 million revolving credit facility with a syndicate of banks. The credit facility continues to be guaranteed by KNOC up to $500 million and is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries. A guarantee fee of 37 basis points per annum payable semi-annually on the principal balance is payable to KNOC. Harvest continues to pay a floating interest rate based on a margin pricing grid based on the credit ratings of KNOC. Based on KNOC's current credit ratings, the interest rates are Canadian Dollar Offered Rate plus 90 basis points on Canadian dollar drawn balances and LIBOR plus 90 basis points on US dollar drawn balances. The credit facility contains no financial covenants. The most restrictive limitations of Harvest's credit facility include no financial assistance and/or capital contributions to parties other than Harvest or its restricted subsidiaries, a limitation on conducting business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to the shareholder in certain circumstances such as an event of default.  Subsequent to June 30, 2017, Harvest received approval for KNOC's guarantee on refinancing to replace the 6⅞% senior note due in October 2017. For the three and six months ended June 30, 2017, interest charges on the credit facility borrowings aggregated to $2.1 million and $4.9 million, respectively (2016 - $3.6 million and $7.5 million), reflecting an effective interest rate of 2.0% and 1.8%, respectively (2016 – 1.7% for both periods).

8.	Capital Structure

Harvest considers its capital structure to be its long term debt outstanding and shareholder's equity.

	June 30, 2017	December 31, 2016
Credit facility(1)(2)	$415.7	$893.5
Term Loan(1)	500.0	—
6⅞% senior notes (US$282.5 million)(1)(3)	366.6	379.3
2⅛% senior notes (US$630 million)(1)(3)	817.6	845.9
2⅓% senior notes (US$195.8 million)(1)(3)	254.1	262.9
	$2,354.0	$2,381.6
Shareholder's equity	52.5	104.0
	$2,406.5	$2,485.6
(1)	Excludes capitalized financing fees.
(2)	Excludes letters of credit issued in the amount of $10.9 million at June 30, 2017 (December 31, 2016 - $9.9 million).
(3)	Face value converted at the period end exchange rate.

Harvest's primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

The Company's capital structure and liquidity needs are met through cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC. Harvest is a significant subsidiary for KNOC in terms of production and reserves. KNOC has directly and indirectly invested and provided financial support to Harvest since 2009 and as at the date of preparation of these financial statements, it is the Company's expectation that such support will continue.

Harvest evaluates its capital structure using the same financial covenants as the ones under the Company's debt commitments.

9.	Financial Instruments

a)	Fair Values
Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, derivative contracts, senior notes, term loan and long term liability. Cash and derivative contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:
quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2017, all financial instruments are level 2, except for the $6.4 million of the long-term liability (relating to the top-up obligation to DBP), which is level 3 and the 2⅛% senior notes, which are level 1. As at December 31, 2016, the 2⅛% senior notes were classified as level 1, however, during the three months ended March 31, 2017, they were transferred to level 2, due to the infrequency and volume of trades. During the three months ended June 30, 2017, the 2⅛% senior notes transferred back to level 1 due to the increased frequency and volume of trades. All of the senior notes are traded on the Singapore Stock Exchange, however due to the frequency and volume of trades, the 6⅞% and 2⅓% senior notes have been classified as level 2 in the fair value hierarchy. There were no other transfers during the three and six months ended June 30, 2017 and 2016. Also see note 6 – Investment in Joint Ventures and note 11 – Long-Term Liability.

	June 30, 2017		December 31, 2016

	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Held for Trading
Derivative contracts	—	—	1.1	1.1
Total Financial Assets	$—	$—	$1.1	$1.1
Financial Liabilities
Held for Trading
Long-term liability	6.4	6.4	6.7	6.7
Measured at Amortized Cost
Derivative contracts	10.3	10.3	—	—
Credit Facility	414.6	415.7	892.6	893.5
Term Loan	499.3	500.0	—	—
6⅞% senior notes	367.9	367.2	379.7	379.3
2⅛% senior notes	816.5	817.9	844.2	847.1
2⅓% senior notes	253.8	248.2	262.6	255.6
Long-term liability	40.0	33.5	48.4	41.6
Total Financial Liabilities	$2,408.8	$2,399.2	$2,434.2	$2,423.8

b)	Derivative Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases.

Harvest has entered into U.S. dollar currency swap transactions related to LIBOR borrowings. This results in a reduction of interest expense paid on Harvest's borrowings related to its credit facility. As a result of these transactions, Harvest's effective interest rate for borrowings under the credit facility for the three months and six months ended June 30, 2017 were lowered to 1.6% and 1.5%, respectively (2016 - 1.6% for both periods). Also see note 7 – Long-Term Debt for effective interest rates before the effect of these swaps.

Derivative contracts (gains) losses recorded to income include the gains or losses on derivatives that were not designated as hedges:

		Three months ended June 30
	2017			2016
	Realized gains	Unrealized losses (gains)	Total	Realized losses	Unrealized losses (gains)	Total
Power	$—	$—	$—	$0.4	$(0.3)	$0.1
Currency	(1.9)	12.8	10.9	—	(4.4)	(4.4)
Top-up obligation (note 6)	—	(1.0)	(1.0)	—	10.3	10.3
	$(1.9)	$11.8	$9.9	$0.4	$5.6	$6.0

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30
	2017			2016
	Realized gains	Unrealized losses (gains)	Total	Realized losses	Unrealized losses (gains)	Total
Power	$—	$—	$—	$0.8	$(0.1)	$0.7
Currency	(0.8)	12.2	11.4	—	(3.5)	(3.5)
Top-up obligation (note 6)	—	(0.3)	(0.3)	—	10.0	10.0
	$(0.8)	$11.9	$11.1	$0.8	$6.4	$7.2

The following is a summary of Harvest's derivative contracts outstanding at June 30, 2017:

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	Fair Value of liability
US$312 million	Foreign exchange swap	July 2017	$1.33 Cdn/US	10.3
				$10.3

On August 1, 2017 Harvest entered a foreign exchange swap to purchase $282.5 Million US dollars at a rate of 1.2499 for settlement on October 2, 2017.  The notional swap amount and settlement date coincide with the principal amount and repayment date of the remaining 6⅞% senior notes.
10.	Provisions

	Conventional	Oil Sands	Head Office operating lease	Total
Decommissioning liabilities at December 31, 2016	$615.4	$48.6	$—	$664.0
Environmental Remediation at December 31, 2016	11.4	—	—	11.4
Other provisions at December 31, 2016	5.0	—	10.7	15.7
Less current portion	(14.7)	—	(1.3)	(16.0)
Balance at December 31, 2016	$617.1	$48.6	$9.4	$675.1

Decommissioning liabilities at December 31, 2016	$615.4	$48.6	$—	$664.0
Liabilities incurred	0.5	—		0.5
Settled during the period	(2.4)	—	—	(2.4)
Change in estimates	5.2	4.0	—	9.2
Disposals	(0.5)	—	—	(0.5)
Accretion	7.1	0.6	—	7.7
Decommissioning liabilities at June 30, 2017	$625.3	$53.2	$—	$678.5
Environmental remediation at June 30, 2017	11.6	—	—	11.6
Other provisions at June 30, 2017	—	—	8.8	8.8
Less current portion	(16.7)	—	(1.3)	(18.0)
Balance at June 30, 2017	$620.2	$53.2	$7.5	$680.9

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.2 billion at June 30, 2017 (December 31, 2016 – $1.2 billion), which will be incurred between 2017 and 2076.  As at June 30, 2017, a risk-free discount rate of 1.5% (December 31, 2016 – 1.5%) and inflation rate of 2.1% (December 31, 2016 – 2.3%) were used to calculate the carrying value of the decommissioning and environmental remediation liabilities.
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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2017, Harvest recognized an onerous contract provision of $8.8 million (December 31, 2016 - $10.7 million), relating to a Head Office operating lease agreement ending on August 31, 2025. The provision represents the present value of the difference between the future lease payments that Harvest is obligated to make under the non-cancellable operating lease agreement and sublease recoveries discounted at a credit adjusted rate of 13% (December 31, 2016 – 10%), specific to the liability. A gain of $1.3 million and $1.7 million resulted from an amendment to a sublease contract during the three and six months ended June 30, 2017, respectively (2016 – $nil).

11.	Long-Term Liability

	June 30, 2017	December 31, 2016
BlackGold liability(1)	$68.3	$67.2
Less: current portion of BlackGold liability(1)	(28.5)	(19.0)
Deferred rent and other(2)	11.0	11.1
Top-up obligation(3)	6.4	6.7
	$57.2	$66.0
(1)
Calculated using a discount rate of 4.5% at both June 30, 2017 and December 31, 2016. The current portion of the liability has been included with accounts payable and accrued liabilities. Harvest withheld the third and fourth deferred payments due April 30, 2016 and 2017 as it is in process of conducting a comprehensive audit of costs and expenses incurred by the Contractor in connection with the work.

(2)	Includes deferred credits and an accrual related to Harvest's long term incentive program.
(3)	See note 6 – Investment in Joint Ventures.

12.	Finance Costs

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Interest and other financing charges (1)	$20.8	$31.3	$41.4	$64.3
Accretion of decommissioning and environmental	3.9	4.9	7.7	9.8
remediation liabilities (note 10)
Accretion of BlackGold long-term liability (note 11)	0.6	0.8	1.1	1.6
	$25.3	$37.0	$50.2	$75.7
(1)
Includes $0.6 million of a loss on extinguishment on the $1.0 billion credit facility and $0.3 million and $0.5 million of accretion on the onerous contract during the three and six months ended June 30, 2017, respectively (2016 - $nil). See note 7 – Long-Term Debt and note 10 – Provisions.

\

13.	Foreign Exchange

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Realized loss (gain) on foreign exchange	$2.1	$(2.1)	$1.1	$(8.9)
Unrealized loss (gain) on foreign exchange	(48.8)	13.0	(62.5)	(105.7)
	$(46.7)	$10.9	$(61.4)	$(114.6)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Supplemental Cash Flow Information

	Six months ended June 30
	2017	2016
Source (use) of cash:
Accounts receivable	$5.0	$12.9
Prepaid expenses, long-term deposit and other	(3.6)	2.7
Accounts payable and accrued liabilities	4.3	(27.4)
Net changes in non-cash working capital	5.7	(11.8)

Changes relating to operating activities	6.7	(10.2)
Changes relating to financing activities	(5.8)	—
Changes relating to investing activities	(6.2)	(18.3)
Reclass of long-term liability to accounts payable	9.7	9.5
Add: Other non-cash changes	1.3	7.2
	$5.7	$(11.8)

15.	Accumulated Other Comprehensive Loss ("AOCL")

The following table summarizes the impacts of the cash flow hedges on OCL:

	Three months ended June 30				Six months ended June 30
	After-tax		Pre-tax		After-tax		Pre-tax
	2017	2016	2017	2016	2017	2016	2017	2016
Losses re-classified from OCL	$—	$0.2	$—	$0.3	$—	$0.2	$—	$0.3
Losses recognized in OCL	—	(1.1)	—	(1.6)	—	(1.1)	—	(1.6)
Total	$—	$(0.9)	$—	$(1.3)	$—	$(0.9)	$—	$(1.3)

16.	Related Party Transactions

a)	Related party loans

As at June 30, 2017 and December 31, 2016, there were no related party loans outstanding. The following is the interest expense relating to each related party loan for three and six months ended June 30, 2016:

Related Party	Principal	Interest Rate	Three months ended June 30, 2016	Six months ended June 30, 2016
KNOC	US$171	5.91%	$3.3	$5.7
KNOC	$200	5.30%	3.5	6.9
ANKOR	US$170	4.62%	2.5	5.2
			$9.3	$17.8

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b)	Other Related Party Transactions

	Transactions
	Three months ended		Six months ended		Accounts Payable(3)
	June 30		June 30		as at
	2017	2016	2017	2016	June 30, 2017	December 31, 2016
G&A Expenses
KNOC(1)	$0.1	$0.1	$0.2	$0.2	$0.5	$0.4

Finance costs
KNOC(2)	$2.4	$1.9	$4.9	$4.2	$2.3	$1.7

(1)	Amounts relate to the payments to KNOC for secondee salaries.
(2)
Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest's 2⅛% and 2⅓% senior notes, the credit facility and term loan. A guarantee fee of 52 basis points per annum is charged by KNOC on the 2⅛% senior notes and 37 basis points per annum on the 2⅓% senior notes. A guarantee fee of 37 basis points per annum continues to be charged by KNOC on the credit facility and term loan. See note 7 – Long Term Debt.

(3)	There were $nil accounts receivable balance relating to G&A and finance costs as at June 30, 2017 and December 31, 2016.

During the year ended December 31, 2016, Harvest entered into an agreement with KNOC to drill, complete and tie-in a well and provide technical data to KNOC. KNOC initially provided Harvest with $5.3 million as a cash advance, and any additional amounts incurred relating to the well has been billed to KNOC for reimbursement up to a maximum of 9.4 billion Korean Won equivalent. During the three and six months ended June 30, 2017, an additional $0.4 million and $5.8 million, respectively, of expenditures were incurred on the well and earned for reimbursement from KNOC which is recorded in contributed surplus, (2016 - $nil). As at June 30, 2017, Harvest had a receivable of $5.9 million relating to this agreement from KNOC (December 31, 2016 - $0.1 million).

17.	Commitments

The following is a summary of Harvest's estimated commitments as at June 30, 2017:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Purchase commitments(1)	$30.3	$19.0	$19.0	$25.2	$93.5
Operating leases	6.4	15.8	15.9	23.7	61.8
Firm processing commitments	11.5	22.8	21.4	29.1	84.8
Firm transportation agreements	35.4	58.0	33.6	42.1	169.1
Employee benefits(2)	0.4	0.2	—	—	0.6
Total(3)	$84.0	$115.8	$89.9	$120.1	$409.8

(1)	Relates to BlackGold oil sands project commitment, revised estimated capital costs for the Bellshill area and the DBP top-up obligation (see note 6 – Investment in Joint Ventures).
(2)	Relates to the long-term incentive plan payments.
(3)	See note 7 - Long Term Debt and note 8 – Capital Structure for Harvest's debt obligations.

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